4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FIRST QUARTER FISCAL 2009 FINANCIAL RESULTS

WINNIPEG, Manitoba – (October 14, 2008) Medicure Inc. (TSX:MPH), a cardiovascular-focused biopharmaceutical company, today reported the results of operations for the three month period ended August 31, 2008. All amounts referenced herein are in Canadian dollars unless otherwise noted.

AGGRASTAT® Update

Net revenue from the sale of AGGRASTAT® for the first quarter of fiscal 2009 increased 58% over the net revenue for the previous quarter and by 144% compared to the same period in fiscal 2008. This is the third consecutive quarter of growth in net revenue for the product and is the first time that Medicure has announced growth over same quarter of the previous year since it acquired AGGRASTAT® in August 2006. The growth in revenue can be attributed to a variety of factors including the strategic changes made to the organization in fiscal 2008; notably, the redirection of the Company’s focus from MC-1 development to AGGRASTAT® and an increase in the efficiency and effectiveness of Medicure’s field based sales team.

The recent progress in rebuilding AGGRASTAT®’s place in the market leads management to anticipate additional progress through the remainder of fiscal 2009.

“Our entire commercial organization has risen to the challenge and demonstrated its ability to leverage AGGRASTAT®’s clinical and economic advantages into expanded sales. Much of our current commercial momentum is directly attributable to the effort of our focused field-based sales organization and their ability to convert new accounts to AGGRASTAT®,” commented Albert D. Friesen, PhD., Medicure’s President and CEO. “The fiscal first quarter of 2009 was our third consecutive quarter of revenue growth and, for the first time since we acquired AGGRASTAT®, provided growth over the same quarter a year ago. We can now say with confidence that we have reversed an 8 year long downward trend for this clinically proven, but long under promoted, product.”

Clinical Update

Medicure has prudently reduced its clinical expenditures, while still maintaining promising clinical and preclinical programs involving the use of MC-1 in lipid lowering and in neurological conditions. These programs benefit from the 10 years of work that Medicure put into the study of MC-1, providing valuable information and physical assets that will reduce costs and speed development for these new uses. As the fiscal year progresses the Company will provide shareholders further information on these new clinical initiatives.

Financial Results

Net product revenues for the first quarter of fiscal 2009 were $1,171,000 compared to $479,000 for the same period in fiscal 2008. Net product revenues for the fourth quarter of fiscal 2008, which ended May 31, 2008, were $741,000.

Net AGGRASTAT® sales are higher for the three month period ended August 31, 2008 as compared to the same period in fiscal 2008. This is attributable to factors including, but not limited to, changes made by the Company to commercial operations during the first quarter of fiscal 2008 and the efforts of its internal sales organization.

Research and development expenditures were $(511,000) in the first quarter of fiscal 2009 as compared to $11,238,000 in the same period of fiscal 2008. Research and development expenditures decreased significantly for factors including, but not limited to, the completion of the MEND CABG II study in fiscal 2008 and the recovery of costs associated with the study which the Company realized during the first quarter of fiscal 2009. Research and development costs are expected to be lower during fiscal 2009 as the company focuses on its commercial product and only on selected research and development programs.

Selling, general and administrative expenditures decreased by $1,313,000 to $1,911,000 during the three-month period ended August 31, 2008 as compared to $3,224,000 in the same period in fiscal 2008. Selling, general and administrative expenditures for AGGRASTAT® decreased during the three month period ended August 31, 2008 as compared to the same period in fiscal 2008 due to the restructuring of the commercial operations as discussed above which resulted in reduced selling and logistics expenses. Other Selling, general and administrative expenditures decreased during the three month period ended August 31, 2008 as compared to the same period in fiscal 2008 due to a reduced level of staff.

The financial results for the three-month period ended August 31, 2008 include a consolidated net loss from operations of $3,008,000 or $0.02 per share, compared to $15,083,000 or $0.13 per share for the three-month period ended August 31, 2007.

At August 31, 2008 the Company had cash and cash equivalents totaling $6,893,000, as well as $12,744,000 of restricted cash, as compared to $11,905,000 of cash and cash equivalents as well as $11,916,000 of restricted cash as of May 31, 2008.

Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding, to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing the Company’s financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The Company’s financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three-month period ended August 31, 2008 is accessible on Medicure's website at www.medicure.com.

Notification of Conference Call:
Date:	Wednesday, October 15, 2008
Time:	8:30 AM Eastern Time
Telephone:	1-416-641-6125 or 1-866-542-4236

Archive of Conference Call:
Telephone:	1-416-695-5800 or 1-800-408-3053
Passcode:	3273048
Expires:	October 22, 2008

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen
President & CEO
Tel. 888-435-2220
 Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com
E-mail: info@medicure.com
Web: www.medicure.com